[LETTERHEAD OF WACHTELL, LIPTON, ROSEN & KATZ]

December 4, 2017

VIA EDGAR AND EMAIL

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Donald E. Field
Office of Transportation and Leisure

Re:	United Technologies Corporation
Registration Statement on Form S-4
Filed October 10, 2017
File No. 333-220883

Dear Mr. Field:

Reference is made to the Registration Statement on Form S-4 (File No. 333-220883) (the “Registration Statement”) filed by United Technologies Corporation (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”) on October 10, 2017, as amended on November 17, 2017 and December 4, 2017.

The Company hereby requests that the Registration Statement be made effective at 4:30 p.m. Eastern Standard Time on December 6, 2017, or as soon as possible thereafter, in accordance with Rule 461 of the General Rules and Regulations promulgated under the U.S. Securities Exchange Act of 1933, as amended.

If you have any questions concerning this letter, or if you require any additional information, please contact the undersigned at (212) 403-1155 or my colleague, Joshua R. Cammaker, at (212) 403-1331.

Very truly yours,

/s/ Edward J. Lee
Edward J. Lee

Cc:	Gregory D. Hayes, United Technologies Corporation
Charles D. Gill, United Technologies Corporation
Robert J. Perna, Rockwell Collins, Inc.
Richard C. Witzel, Jr., Skadden, Arps, Slate, Meagher & Flom LLP